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Exhibit 4.32

HUNTSMAN CORPORATION
STOCK INCENTIVE PLAN

Restricted Stock Unit Agreement for Outside Directors

Grantee:
Date of Grant:
RSU Grant Number:
Number of Restricted Stock Units Granted:

        1.     Notice of Grant. You are hereby granted pursuant to the Huntsman Corporation Stock Incentive Plan (the "Plan") the above number of Restricted Stock Units of Huntsman Corporation (the "Company"), subject to the terms and conditions of the Plan and this Agreement. A Restricted Stock Unit shall constitute an agreement by the Company to issue or transfer a Share to the Participant in accordance with the Plan and this Agreement.

        2.     Vesting of Restricted Stock Units. For so long as that certain Agreement and Plan of Merger, dated July 12, 2007, among Hexion Specialty Chemicals, Inc., Nimbus Merger Sub Inc. and Huntsman Corporation (as amended from time to time, the "Merger Agreement") has not been terminated, then the following provisions shall apply:

          (i)    Immediately prior to the Effective Time (as defined in the Merger Agreement), the restrictions on one-half of the Restricted Stock Units granted hereby shall immediately lapse and, at the Effective Time, such vested Restricted Stock Units shall be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) at the Effective Time in accordance with the terms of the Merger Agreement; and

          (ii)   At the Effective Time, the remaining half of the Restricted Stock Units granted hereby, shall be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) upon the date six months following the Closing Date (as defined in the Merger Agreement); provided, however, that if the holder is involuntarily terminated (unless such involuntary termination is for "Reasonable Cause", as such term is defined in the Huntsman Executive Severance Plan effective as of January 1, 2005) or is voluntarily terminated prior to such date and such termination was a result of a significant detrimental reduction or change to job responsibilities or current base compensation or material change of work location, the restrictions on the Restricted Stock Units granted hereby shall lapse immediately upon termination.

        In the event that the Merger Agreement is terminated without the consummation of the merger having occurred, then, subject to the further provisions of this Agreement, the Restricted Stock Units shall instead become vested in accordance with the following schedule:

Anniversary of Date of Grant	Cumulative Vested Percentage
1st	33 1/3%
2nd	66 2/3%
3rd	100%

        While a Restricted Stock Unit remains "outstanding" pursuant to this Agreement, an amount equivalent to the distributions made on a share of Common Stock during such period shall be held by the Company without interest until the Restricted Stock Unit becomes payable or is forfeited and then paid to you or forfeited, as the case may be. Notwithstanding the above schedule, all Restricted Stock Units that are not vested on or, in the case of (ii) above, in connection with, your termination of employment (including without limitation termination on account of death, disability, or retirement), shall be automatically cancelled and forfeited without consideration upon your termination.

        For purposes of this Agreement, "employment with the Company" shall include being an employee or a director of, or a consultant to, the Company or an Affiliate.

        3.     Issuance of Shares. Upon your termination of employment with the Company for any reason, subject to Paragraph 6 below, the Company shall cause a certificate or certificates for Shares to be issued in your name without legend (except for any legend required pursuant to applicable securities laws or any other agreement to which you are a party) in cancellation of your vested Restricted Stock Units. The certificate or certificates shall be issued on the date that is 30 days following your termination of employment with the Company or as soon thereafter as administratively feasible.

        4.     Nontransferability of Restricted Stock Units. You may not sell, transfer, pledge, exchange, hypothecate or dispose of Restricted Stock Units in any manner. A breach of these terms of this Agreement shall cause a forfeiture of the Restricted Stock Units.

        5.     Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and you with respect to the subject matter hereof, and may not be modified materially adversely to your interest except by means of a writing signed by the Company and you. This Agreement is governed by the internal substantive laws, but not the choice of law rules, of the state of Delaware.

        6.     Withholding of Tax. To the extent that the receipt or vesting of Restricted Stock Units or the issuance of Shares with respect to Restricted Stock Units results in the receipt of compensation by you with respect to which the Company or a Subsidiary has a tax withholding obligation pursuant to applicable law, unless other arrangements have been made by you that are acceptable to the Company or such Subsidiary, which, with the consent of the Committee, may include withholding a number of Shares that would otherwise be delivered on termination of employment that have an aggregate Fair Market Value that does not exceed the amount of taxes to be withheld, you shall deliver to the Company or the Subsidiary such amount of money as the Company or the Subsidiary may require to meet its withholding obligations under such applicable law. No delivery of Shares shall be made under this Agreement until you have paid or made arrangements approved by the Company or the Subsidiary to satisfy in full the applicable tax withholding requirements of the Company or the Subsidiary.

        7.     Amendment. Except as provided below, this Agreement may not be modified in any respect by any oral statement, representation or agreement by any employee, officer, or representative of the Company or by any written agreement which materially adversely affects your rights hereunder unless signed by you and by an officer of the Company who is expressly authorized by the Company to execute such document. This Agreement may, however, be amended as permitted by the terms of the Plan, as in effect on the date of this Agreement. Notwithstanding anything in the Plan or this Agreement to the contrary, if the Committee determines that the terms of this grant do not, in whole or in part, satisfy the requirements of Section 409A of the Code, the Committee, in its sole discretion, may unilaterally modify this Agreement in such manner as it deems appropriate to comply with such section and any regulations or guidance issued thereunder.

        8.     General. You agree that the Restricted Stock Units are granted under and governed by the terms and conditions of the Plan and this Agreement. In the event of any conflict, the terms of the

Plan shall control. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Restricted Stock Unit Agreement.

HUNTSMAN CORPORATION
Wade Rogers Vice President, Global Human Resources
GRANTEE
Signature

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HUNTSMAN CORPORATION STOCK INCENTIVE PLAN Restricted Stock Unit Agreement for Outside Directors